Exhibit 99.1

ZEMBRACETM SymTouchTM (sumatriptan injection) 3 mg, approved by the FDA in

January 2016 for the acute treatment of migraine with or without aura in adults, is now commercially available in the U.S.

Hyderabad, India, April 19, 2016	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. April 19, 2016 — Promius Pharma LLC, a subsidiary of Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY), announced today that ZEMBRACE SymTouch is now commercially available in the U.S.

ZEMBRACE SymTouch is a prefilled, low-dose, ready-to-use, 2-step autoinjector containing 3 mg of sumatriptan, a selective 5-HT1B/ID receptor agonist. Because ZEMBRACE SymTouch is a subcutaneous injection, it may lead to rapid relief of migraine.

Migraineurs often have more than one kind of attack. Different types of medications can be used to treat different types of attacks. “ZEMBRACE SymTouch is a welcome addition to the toolkit for acute treatment of migraine” said Roger Cady, MD, Associate Executive Chairman of the National Headache Foundation. “This 3-mg, easy to-use subcutaneous injection of sumatriptan may be desired by many migraine patients who need a medication that can rapidly treat migraine attacks. Also, the 3-mg dose allows for up to 4 doses of ZEMBRACE SymTouch in a 24-hour period, thus allowing dosing flexibility for patients.” ZEMBRACE SymTouch is available as a box of 4 autoinjectors.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses—Pharmaceutical Services & Active Ingredients , Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.

Co-pay assistance for ZEMBRACE SymTouch may be available for eligible patients. For more information about eligibility, visit www.zembrace.com.

ZEMBRACETM SymTouchTM (sumatriptan injection) 3 mg – Use and Important Safety Information

What is ZEMBRACE SymTouch used for?

ZEMBRACE SymTouch is a prescription medicine used to treat acute migraine headaches with or without aura in adults who have been diagnosed with migraine. ZEMBRACE SymTouch is not used to prevent or decrease the number of migraines you have. It is not known if ZEMBRACE SymTouch is safe and effective in children under 18 years of age.

What important information should I know about ZEMBRACE SymTouch?

ZEMBRACE SymTouch can cause serious side effects, including: heart attack and other heart problems, which may lead to death. Stop using ZEMBRACE SymTouch and get emergency medical help right away if you have any of the following symptoms of a heart attack:

chest pain or chest discomfort that feels like an uncomfortable heavy pressure, tightness or heaviness, or pain that lasts for more than a few minutes, or that goes away and comes back

•	pain or discomfort in your arms, back, neck, jaw, or stomach
•	shortness of breath
•	breaking out in a cold sweat
•	nausea or vomiting
•	feeling lightheaded

ZEMBRACE SymTouch is not for people with risk factors for heart disease (high blood pressure, high cholesterol levels, smoking, overweight, diabetes, family history of heart disease) unless a heart exam is done and shows no problem.

Who should not use ZEMBRACE SymTouch?

Do not use ZEMBRACE SymTouch if you have:

•	heart problems or a history of heart problems
•	had a stroke, transient ischemic attacks (TIAs), or problems with your blood circulation
•	narrowing of blood vessels to your legs or arms (peripheral vascular disease), stomach, or kidney
•	uncontrolled high blood pressure
•	hemiplegic migraines (that make you unable to move on one side of your body) or basilar (rare form of migraine with aura) migraines. If you are not sure if you have these, ask your healthcare provider
•	taken any of the following medicines in the last 24 hours: sumatriptan, almotriptan, eletriptan, frovatriptan, naratriptan, rizatriptan, sumatriptan and naproxen, ergotamines, or dihydroergotamine. Ask your healthcare provider if you are not sure if your medicine is listed above
•	severe liver problems
•	an allergy to sumatriptan or any of the components in ZEMBRACE SymTouch

What should I tell my healthcare provider before taking ZEMBRACE SymTouch?

Tell your healthcare provider about all of your medical conditions, and about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

What should I avoid while using ZEMBRACE SymTouch?

ZEMBRACE SymTouch can cause dizziness, weakness, or drowsiness. If you have these symptoms, do not drive a car, use machinery, or do anything where you need to be alert.

What are possible side effects of ZEMBRACE SymTouch?

ZEMBRACE SymTouch may cause serious side effects including:

•	changes in color or sensation in your fingers and toes (Raynaud’s syndrome)
•	stomach and intestinal problems (gastrointestinal and colonic ischemic events)
•	problems with blood circulation to your legs and feet (peripheral vascular ischemia)
•	hives (itchy bumps); swelling of your tongue, mouth, or throat
•	medication overuse headaches. Some people who use too many ZEMBRACE SymTouch injections may have worse headaches (medication overuse headache)
•	serotonin syndrome. Serotonin syndrome is a rare but serious problem that can happen in people using ZEMBRACE SymTouch, especially if used with antidepressant medicines
¡	Call your healthcare provider right away if you have any of the following: symptoms of serotonin syndrome: mental changes such as seeing things that are not there (hallucinations), agitation, or coma; fast heartbeat; changes in blood pressure; high body temperature; tight muscles; trouble walking; or nausea, vomiting, or diarrhea
•	serious allergic reactions. Get medical help right away if you have any of these symptoms of a serious allergic reaction: swelling of your face, lips, mouth, or tongue; trouble breathing; wheezing; severe itching; skin rash, redness, or swelling; dizziness or fainting; fast heartbeat or pounding in your chest; or sweating
•	Seizures have happened in people taking sumatriptan who have never had seizures before

The most common side effects of ZEMBRACE SymTouch include pain and redness at your injection site; tingling or numbness in your fingers or toes; dizziness; warm hot burning feeling to your face (flushing); discomfort or stiffness in your neck; feeling weak, drowsy, or tired.

These are not all the possible side effects of ZEMBRACE SymTouch. For more information, ask your healthcare provider or pharmacist. You are encouraged to report negative side effects of prescription drugs. To report SUSPECTED SIDE EFFECTS, call Promius Pharma at 1-888-966-8766 or contact the FDA at 1-800-FDA-1088 (1-800-332-1088) or online at http://www.fda.gov/Safety/MedWatch

Please see Patient Information, Instructions For Use and Full Prescribing Information for ZEMBRACE SymTouch or visit www.zembrace.com.

About migraine

Migraine affects millions of patients. Rapid pain relief is important to help them manage through their daily routines. Multiple factors such as nausea, vomiting, and/or other gastric disturbances may impact the response to oral medications and make these patients potential candidates for other modes of medication delivery including injectables.

About Promius Pharma LLC

Promius Pharma is a wholly owned subsidiary of Dr. Reddy’s Laboratories, one of largest and most respected pharmaceutical companies in the world. With a robust commercial infrastructure and extensive research and development capabilities through its parent company, Promius Pharma is committed to bringing new products to market that meet patients’ needs in dermatology and neurology. For more information, visit www.promiuspharma.com.

Contact information (USA):

Promius Pharma, LLC

107 College Rd East

Princeton, NJ 08540

www.promiuspharma.com

Investor Relations:

Ashish Girotra (USA)

ashishg@drreddys.com Phone: +1 (609) 375-9805

Media Relations:

Lori McCreary (USA)

lmccreary@drreddys.com Phone +1 (609) 375-2955

ZEMBRACE and SymTouch are registered trademarks of Dr. Reddy’s Laboratories Limited